United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 4, 2021

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

December 1-31, 2020

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	December 11, 2020
PDMR transactions in company shares	December 14, 2020
PDMR transactions in company shares	December 23, 2020
Home member state	January 4, 2021
Total voting rights and share capital at December 31, 2020	January 4, 2021

December 11, 2020

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 4,673.409728 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on his behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	4,673.409728

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,673.409728 Ordinary Shares Aggregated Price: USD $220,150.269996
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.369602 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	2.369602

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2.369602 Ordinary Shares Aggregated Price: USD $111.624820
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 1,673.399178 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on his behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	1,673.399178

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,673.399178 Ordinary Shares Aggregated Price: USD $78,828.800017
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.369602 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	2.369602

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2.369602 Ordinary Shares Aggregated Price: USD $111.624820
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 193.665522 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on her behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	193.665522

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 193.665522 Ordinary Shares Aggregated Price: USD $9,123.000002
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.369602 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	2.369602

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2.369602 Ordinary Shares Aggregated Price: USD $111.624820
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 148.576673 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on his behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	148.576673

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 148.576673 Ordinary Shares Aggregated Price: USD $6,998.999998
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Lauren Sayeski
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 351.290109 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on her behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	351.290109

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 351.290109 Ordinary Shares Aggregated Price: USD $16,548.220003
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Véronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 158.411519 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on her behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	158.411519

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 158.411519 Ordinary Shares Aggregated Price: USD $7,462.290000
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.369602 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	2.369602

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2.369602 Ordinary Shares Aggregated Price: USD $111.624820
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 635.799896 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on his behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	635.799896

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 635.799896 Ordinary Shares Aggregated Price: USD $29,950.619979
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Frank Molthan
2	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 147.218064 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on his behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	147.218064

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 147.218064 Ordinary Shares Aggregated Price: USD $6,935.000016
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.369602 Ordinary Shares as part of a dividend reinvestment transaction under the terms of the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	2.369602

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2.369602 Ordinary Shares Aggregated Price: USD $111.624820
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 551.706009 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 1 December 2020 on vested Ordinary Shares held on his behalf by the Company’s share plan administrator
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.106991	551.706009

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 551.706009 Ordinary Shares Aggregated Price: USD $25,989.210001
e)	Date of the transaction	2020-12-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

December 14, 2020

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	François Gay-Bellile
2	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 8,807 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 17 March 2023.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,807

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,807 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2020-12-14
f)	Place of the transaction	Outside of trading venue – off-market

December 23, 2020

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.48482 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $46.399924	4.242410
		USD $0.00	4.242410

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8.48482 Ordinary Shares Aggregated Price: USD $23.199962 per share
e)	Date of the transaction	2020-12-21
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.48482 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $46.399924	4.242410
		USD $0.00	4.242410

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8.48482 Ordinary Shares Aggregated Price: USD $23.199962 per share
e)	Date of the transaction	2020-12-21
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.48482 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $46.399924	4.242410
		USD $0.00	4.242410

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8.48482 Ordinary Shares Aggregated Price: USD $23.199962 per share
e)	Date of the transaction	2020-12-21
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.48482 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $46.399924	4.242410
		USD $0.00	4.242410

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8.48482 Ordinary Shares Aggregated Price: USD $23.199962 per share
e)	Date of the transaction	2020-12-21
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.48482 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $46.399924	4.242410
		USD $0.00	4.242410

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8.48482 Ordinary Shares Aggregated Price: USD $23.199962 per share
e)	Date of the transaction	2020-12-21
f)	Place of the transaction	New York Stock Exchange (XNYS)

January 4, 2021

Coca-Cola European Partners plc Home Member State

Following the exit of the United Kingdom from the European Union, the issuer hereby announces that it elects the Netherlands as its Home Member State for the purposes of the Transparency Directive.

Coca-Cola European Partners plc is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For further information please contact:

Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

January 4, 2021

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 December 2020, Coca-Cola European Partners plc had 454,645,510 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 454,645,510 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola European Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: January 4, 2021	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary